Exhibit 99.6

23-27074-1 Miniso Holdings AGM Proof 2 Annual General Meeting MINISO Group Holding Limited Date: December 21, 2023 See Voting Instruction On Reverse Side. Please make your marks like this: x Use pen only • Mark, sign and date your Voting Instruction Form. • Manual broker votes can be sent to voteadr@mediantonline.com and will require a Medallion Guaranteed Stamp. MAIL Please separate carefully at the perforation and return just this portion in the envelope provided. _____________________________________ __________________________ Please Sign Here Please Date Above _____________________________________ __________________________ Please Sign Here Please Date Above Authorized Signatures - This section must be completed for your instructions to be executed. Annual General Meeting MINISO Group Holding Limited to be held December 21, 2023 For Holders as of November 6, 2023 All votes must be received by 12:00 p.m. (New York Time) on December 12, 2023. Copyright © 2023 Mediant Communications Inc. All Rights Reserved EVENT # CLIENT # PROXY TABULATOR FOR MINISO GROUP HOLDING LIMITED P.O. BOX 8016 CARY, NC 27512-9903 ORDINARY RESOLUTIONS 1. To receive and adopt the audited consolidated financial statements of the Company for the year ended June 30, 2023 and the reports of the directors and auditor thereon. 2. (A) To re-elect the following directors of the Company (the “Directors”): (i) To re-elect Ms. Xu Lili as an independent non-executive Director; and (ii) To re-elect Mr. Zhu Yonghua as an independent non-executive Director. (B) To authorise the board of Directors to fix the remuneration of the Directors. 3. To re-appoint KPMG as auditor of the Company and authorise the board of Directors to fix its remuneration for the year ending June 30, 2024. 4 (A) To grant a general mandate to the Directors to allot, issue and/or otherwise deal with additional shares not exceeding 20% of the total number of issued shares of the Company as at the date of passing this resolution. (B) To grant a general mandate to the Directors to repurchase shares not exceeding 10% of the total number of issued shares of the Company as at the date of passing this resolution. (C) Conditional upon the passing of the ordinary resolutions numbered 4(A) and 4(B), to extend the authority given to the Directors pursuant to ordinary resolution numbered 4(A) to issue shares by adding to the number of shares of the Company which may be allotted and issued by the Directors pursuant to such general mandate of an amount representing the number of shares repurchased under ordinary resolution numbered 4(B). Directors Recommend For Against Abstain 23-27074-1 Miniso Holdings AGM.indd 1 9/27/2023 4:28:32 PM

23-27074-1 Miniso Holdings AGM Proof 2 MINISO Group Holding Limited Instructions to The Bank of New York Mellon, as Depositary (Must be received prior to 12:00 p.m. (New York Time) on December 12, 2023) The undersigned registered holder of American Depositary Receipts hereby requests and instructs The Bank of New York Mellon, as Depositary, to endeavor, in so far as practicable, to vote or cause to be voted the amount of shares or other Deposited Securities represented by such Receipt of MINISO Group Holding Limited registered in the name of the undersigned on the books of the Depositary as of the close of business November 6, 2023 at the Annual General Meeting of the Shareholders of MINISO Group Holding Limited to be held at 16F, Building A, M Plaza, No. 109, Pazhou Avenue, Haizhu District, Guangzhou, Guangdong Province, the People’s Republic of China on December 21, 2023 at 9:00 a.m. (local time). NOTE: 1. Please direct the Depositary how it is to vote by marking an X in the appropriate box opposite the resolution. It is understood that, if this form is signed and returned but no instructions are indicated in the boxes, then a discretionary proxy will be given to a person designated by the Company. 2. It is understood that, if this form is not signed and returned, the Depositary will deem such holder to have instructed the Depositary to give a discretionary proxy to a person designated by the Company. PROXY TABULATOR FOR Miniso Group Holding Limited P.O. BOX 8016 CARY, NC 27512-9903 23-27074-1 Miniso Holdings AGM.indd 2 9/27/2023 4:28:32 PM